EXHIBIT 99.1

SCHEDULE OF SIGNATORIES TO VOTING AGREEMENT

1)	OnCore BioPharma, Inc.
2)	Michael Abrams
3)	Paul Brennan
4)	Bruce Cousins
5)	Richard Henriques
6)	Donald Jewell
7)	Lutz Karbe
8)	Daniel Kisner
9)	Mark Kowalski
10)	Peter Lutwyche
11)	Mark Murray